EIGER TO DIVEST STAKE IN RACINO ROYALE SUBSIDIARY

Toronto, August 13, 2007 - Eiger Technology (TSX: AXA, OTCBB: ETIFF) ("Eiger") would like to advise shareholders that it has agreed to divest its ownership in Racino Royale, Inc. (“Racino”) as previously announced in a press release on February 21, 2007.  Eiger entered into a purchase agreement (the “Purchase Agreement”) on August 8, 2007 with Foundation Venture Leasing Inc. (“FVLI”) for the sale of 14,021,600 Racino common shares that Eiger owns for aggregate consideration of USD$701,080 ("the Transaction").

The purchase price will be paid by FVLI to Eiger in four tranches and the purchase price will be fully paid by September 1, 2008.

FVLI is part of the Foundation Markets group, a privately-held Toronto-based merchant/investment banking group, which raises capital for small- and mid-sized companies, advises and assists companies going public and specializes in cross-border, multi-jurisdictional transactions.

The divestiture will enable Eiger to focus solely on its strategy going forward as well as to ensure meeting its capital requirements.  Through Foundation’s ownership, it is anticipated that Racino will be moving forward with an acquisition strategy to create shareholder value.  Eiger believes that these strategies will enhance shareholder value for all companies involved.

Additionally, Racino will settle its indebtedness to Eiger of approximately USD$250,000, by issuing a total of 5,000,000 of its common shares as full and final payment, in lieu of a cash payment of the debt.  Racino and Eiger have mutually agreed to the terms as set forth in a debt settlement agreement (the “Debt Settlement”) dated July 11, 2007.  Eiger intends to sell the Racino common shares provided in the Debt Settlement in the future.

The abovementioned transactions are subject to regulatory approvals.  The full text of the Purchase Agreement, Share Pledge and Promissory Note constituting the Transaction, along with the Debt Settlement, are available on a material change report for Eiger filed on SEDAR.

Eiger Technology, Inc., headquartered in Toronto, Ontario is a publicly traded company listed on the Toronto Stock Exchange. For more information please call (416) 216-8659 or refer to www.sedar.com.

The management of the company, who take full responsibility for its content, prepared this press release. The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. This press release contains forwardlooking statements relating to future events and results that are based on Eiger's current expectations. These statements involve risks and uncertainties including, without limitation, Eiger's ability to successfully develop and market its products, consumer acceptance of such products, competitive pressures relating to price reductions, new product introductions by third parties, technological innovations, and overall market conditions. Consequently, actual events and results in future periods may differ materially from those currently expected.

For more information contact:
Jason Moretto
Eiger Technology, Inc.
Telephone: (416) 216-8659, Ext. 302, jmoretto@eigertechnology.com